

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 6, 2015

Joseph F. Eazor
Chief Executive Officer and President
EarthLink Holdings Corp.
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309

> **Re:** **EarthLink Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Definitive Proxy Statement on Schedule 14A Filed March 19, 2015**
> **File No. 001-15605**

Dear Mr. Eazor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation

Short-Term Incentives, page 29

1.   In your response letter, please provide additional information as to how the company calculated the 2014 annual incentive payments for its named executive officers ("NEOs"). For example, please explain how the corporate incentive and individual incentive payments for each NEO disclosed in the table on page 31 were calculated. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. Explain how the 145% payout percentage disclosed on page 30 factors into the calculation. Tell us the maximum aggregate bonus pool for your 2014 annual incentive plan, as discussed on page 29, and explain how it factored into the calculation of the incentive plan payments. Also, the disclosure on page 29 indicates that $66^{2/3}\%$ of the maximum short term incentive

opportunity for each NEO was based on corporate performance and $33^{1/3}$% on individual performance. In fact, however, for all of the NEOs except Mr. Toplisek, corporate performance accounted for 80% of the incentive payment and individual performance accounted for 20%. Please explain. Finally, tell us why Mr. Topelski's corporate incentive payment represented a higher percentage of his total payment, and his individual performance a lower percentage, than they did for the other NEOs.

2.   The company states on page 30 that each NEO's target incentive opportunity is a percentage of "eligible earnings." In your response letter, please define "eligible earnings." Also, the disclosure indicates that the target incentive opportunities for Messrs. Ferguson, Fink and Toplisek were not increased in 2014. Please advise whether the target incentive opportunity for Mr. Dobbins changed in fiscal year 2014 and, if so, why.

2014 Special Performance and Retention Arrangements, page 31

3.   We note that although Mr. Toplisek was eligible for a performance-based cash payment of up to $500,000, he received $384,142. Please tell us how that amount was determined.

Long-Term Incentive Compensation, page 31

4.   Please explain in more detail how the company determined the number of performance-based and service-based RSUs granted to each NEO in 2014. See Item 401(b)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: David Carter, Esq.
        Troutman Sanders LLP